Filed by Powermers Smart Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: OCA Acquisition Corp.

Commission File No. 001-39901

Commission File No: of related registration statement: 333-277046

Additional Information about the Business Combination and Where to Find It

In connection with the contemplated business combination (the “Business Combination”) between Powermers Smart Industries, Inc. (“PSI”) and OCA Acquisition Corp. (“OCA”), PSI has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of OCA and a preliminary prospectus of PSI relating to the securities of PSI to be issued in connection with the Business Combination. After the Registration Statement is declared effective, OCA will mail a definitive proxy statement relating to the Business Combination and other relevant documents to its stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of OCA’s stockholders to be held to approve the Business Combination (and related matters). This Rule 425 filing and the press release contained herein (this “Report”) is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that OCA will send to its stockholders in connection with the Business Combination. This Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. OCA and PSI may also file other documents with the SEC regarding the Business Combination. Investors and security holders of OCA are advised to read, when available, the proxy statement/prospectus in connection with OCA’s solicitation of proxies for its special meetings of stockholders to be held to approve the Business Combination (and related matters) and other documents filed in connection with the Business Combination, as these materials will contain important information about OCA, PSI and the Business Combination.

When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to stockholders of PSI and OCA respectively as of a record date to be established for voting on the Business Combination. PSI’s and OCA’s stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by OCA or PSI, as applicable through the website maintained by the SEC at www.sec.gov, or by directing a request to OCA Acquisition Corp., 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105 or by telephone at (212) 201-8533 or Powermers Smart Industries, Inc., 110 East 25th Street, New York, New York 10010 or by telephone at (212) 335-0088.

Forward-Looking Statements

Certain statements contained in this Report that are not historical facts are forward-looking statements. Forward-looking statements are often accompanied by words such as “believe,” “may”, “will”, “estimate”, “continue”, “expect”, “intend”, “should”, “plan”, “forecast”, “potential”, “seek”, “future”, “look ahead”, “target”, “design”, “develop”, “aim” and similar expressions to predict or indicate future events or trends, although not all forward-looking statements contain these words. Forward-looking statements generally relate to future events or OCA’s or PSI’s future financial or operating performance, including possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, the effects of regulation, the satisfaction of closing conditions to the Business Combination and related transactions, the level of redemptions by OCA’s public stockholders and the timing of the completion of the Business Combination, including the anticipated closing date of the Business Combination and the use of the cash proceeds therefrom. For example, statements regarding anticipated growth in the industry in which PSI operates and anticipated growth in demand for PSI’s products, projections of PSI’s future financial results, including future possible growth opportunities for PSI and other metrics are forward-looking statements. These forward-looking statements also include, but are not limited to, statements regarding the use of PSI’s technology in pursuit of a carbon neutral future, the development and utilization of the PSI’s technologies in various sectors, licensing and other transactions with manufacturing partners and other third parties, estimates and forecasts of other financial and performance indicators and predictions of market opportunities. These statements are based on various assumptions (whether or not identified in this Report) and the current expectations of OCA and PSI management, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and situations are difficult or impossible to predict and may differ from assumptions. Many actual events and situations are beyond the control of OCA and PSI.

These forward-looking statements are subject to a variety of risks, uncertainties and other factors, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against OCA, PSI or others following this announcement and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of OCA and of PSI, to obtain financing to complete the Business Combination, or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) the ability to meet stock exchange listing standards in connection with, or following the consummation of, the Business Combination; (vi) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations of PSI; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees: (viii) costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the inability to develop or monetize PSI’s technologies in a timely or successful manner; (xi) PSI’s ability to enter into licensing, manufacturing and other agreements with third parties on satisfactory terms; (xii) the changes in domestic and foreign business, market, financial, political and legal conditions; (xiii) risks related to domestic and international political and macroeconomic uncertainty, including the conflicts between Russia and Ukraine and Israel and Hamas; (xiv) the amount of redemption requests made by OCA’s public stockholders; (xv) risks related to the launch of the PSI business and the timing of expected business milestones; (xvi) the impact of competition on PSI future business; (xvii) regulatory, economic and market risks related to the conduct of PSI’s business in China; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OCA’s final prospectus relating to its initial public offering, dated January 19, 2021, OCA’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents to be filed by OCA and PSI with the SEC, including the proxy statement/prospectus. There may be additional risks that neither OCA nor PSI presently know or that OCA and PSI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. If any of these risks become a reality, or if our assumptions prove to be incorrect, the actual results may differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect the expectations, plans, or forecasts of future events and opinions of OCA or PSI, as applicable, on the date of this Report. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. OCA and PSI expect that subsequent events and developments will cause the assessments of OCA and PSI to change. Neither OCA nor PSI undertakes any duty to update or revise these forward-looking statements or to inform the viewer of any matters of which any of them becomes aware of which may affect any matter referred to in this Report. If OCA and PSI do update one or more forward looking statements, no inference should be drawn that OCA and PSI will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing OCA’s and PSI’s assessments as of any date subsequent to the date of this filing. You should consult with their professional advisors to make their own determinations and should not rely on the forward-looking statements in this Report.

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The following press release was posted to EINPresswire.com April 9, 2024.

BlackRock’s Former Global Chief Investment Officer joins Powermers Smart Industries

NEW YORK CITY, NEW YORK, UNITED STATES, April 9, 2024 /EINPresswire.com/ -- BlackRock’s Former Global Chief Investment Officer Peter Knez, PhD, has joined Powermers Smart Industries, Inc. (PSI) to serve as Chairman of PSI’s Advisory Board.

“Powermers has developed an extremely impressive business model and has established a world-class team to execute it. I look forward to collaborating alongside Chris Thorne and the rest of PSI’s leadership team on this important mission,” said Dr. Knez. “I am excited to join Powermers and look forward to contributing to its future success.”

PSI is a category-creator that is establishing a novel Supply-Chain-as-a-Service business model that will transform the Commercial Transportation and Industrial Equipment markets. Through its unique industry partnerships with several of the world’s largest companies, PSI is playing the role of “executive producer” in building a global ecosystem focused on accelerating pragmatic solutions to enable fleets to convert to green-powered equipment, matching purpose with profit.

“It is truly an honor to work alongside Peter, who represents the best and the brightest.” said Chairman and CEO Chris Thorne. “PSI is fundamentally about creating an ecosystem that helps make it profitable for commercial fleets to reduce greenhouse gas pollution. Peter will be a passionate advocate for our mission. This is precisely the type of purpose-driven talent we are intentionally recruiting to ensure that PSI builds a superlative enterprise.”

During his career, Dr. Knez has overseen trillions of dollars of assets under management and has achieved outstanding returns for investors. Prior to BlackRock, Dr. Knez served as Global Chief Investment Officer at Barclays Global Investors (BGI) Fixed Income, where he grew assets under management from $5 Billion to $40 Billion in the US, and then doubled it to $80 Billion globally, and achieved 28% revenue growth year-over-year. While there, his organization invented the concept of exchange traded funds (ETFs), now a well-recognized asset class. Before that, he led quantitative research and fixed income at Goldman Sachs. He has served as chairman of several companies including One Amazon and New Native. Dr. Knez received his PhD in Finance at The Wharton School.

“It is an honor and a privilege to join the Powermers team,” Dr. Knez commented, “To help drive the electrification of commercial transportation in pursuit of a more sustainable civilization.”

About Powermers Smart Industries, Inc.

Powermers Smart Industries, Inc. (PSI) is a category-creator that is establishing a unique Supply-Chain-as-a-Service business model to transform the Commercial Transportation and Industrial Equipment markets on a global scale. As a solutions integrator, PSI has formed a vast network of partnerships with manufacturers and technology services to offer its customers a comprehensive suite of solutions across the entire value chain with a large and growing fulfillment capacity. PSI is headquartered in New York City and has global reach with offices in Asia and Europe. Please connect with us at www.powermers.com.

Eric Hovest

Powermers Smart Industries

contact@powermers.com

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